4imprint Group plc

04012156

04 JAN 15 7:21

23 December 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

**4imprint Group plc (File No. 82-5104)**
**Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934**

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

| *Date* | *Document* |
|---|---|
| 23.12.03 | LSE Notification – M&G Investment Management Ltd |

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

pp [signature]

dle 1/20

**Craig Slater**
**Finance Director**

# Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 201983

**Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements**

All relevant boxes should be completed in typed block capital letters.

| | |
|---|---|
| 1. Name of Company<br>4imprint Group plc | 2. Name of Shareholder having a substantial interest<br>M & G INVESTMENT MANAGEMENT LIMITED |
| 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.<br>PLEASE SEE ATTACHED | 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them |

| | | | |
|---|---|---|---|
| 5. Number of shares/amount of stock acquired<br>— | 6. Percentage of issued Class<br>— | 7. Number of shares/amount of stock disposed<br>581,500 | 8. Percentage of issued Class<br>2.025% |

| | | |
|---|---|---|
| 9. Class of security<br>ORDINARY 38 6/13p | 10. Date of transaction<br>19-12-03 | 11. Date company informed<br>22-12-03 |
| 12. Total holding following this notification<br>3,274,761 | 13. Total percentage holding of issued class following this notification<br>11.40 | |

| | |
|---|---|
| 14. Any additional information<br>— | 15. Name of contact and telephone number for queries<br>CARLA WATTS<br>(0161) 272 4021 |

16. Name and signature of authorised company official responsible for making this notification

PP [signature] DAVID SEEKINGS COMPANY SECRETARY

Date of notification 23-DECEMBER 19 2003

M&G INVESTMENTS

M&G Investment Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

The Company Secretary
4Imprint Group plc
Park 17, Moss Lane
Whitefield
Manchester
M45 8FJ

Fax: 0161 272 4001

22nd December 2003

Dear Sir/Madam,

**Companies Act 1985 (as amended):**
**Disclosure of Interests in Shares**

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the attached schedule.

For the purposes of S210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill London EC4R 0HH.

Yours faithfully

Colin Houghton
for and on behalf of Prudential plc

Direct Line: 020 7548 3183
Direct Fax: 020 7548 3268

Enc.

# Notifiable Position Report for 4IMPRINT GROUP ORD GBX38.461538
## as at 19 December 2003

centage holdings are calculated using an issued share capital of 28,712,756 ORD GBX38.461538 shares

| | Registered Holder | Holding | % | |
|---|---|---|---|---|
| dential plc | | 3,274,761 | 11.40 | Total Notifiable Interest |
| | CLYDESDALE BK NOMS LTD MGA | 1,300,000 | | |
| | CLYDESDALE BK NOMS LTD MGC | 300,000 | | |
| | PRUCLT HSBC GIS NOM(UK) PAC AC | 1,674,761 | | |
| G Group Limited | | 3,274,761 | 11.40 | |
| | CLYDESDALE BK NOMS LTD MGA | 1,300,000 | | |
| | CLYDESDALE BK NOMS LTD MGC | 300,000 | | |
| | PRUCLT HSBC GIS NOM(UK) PAC AC | 1,674,761 | | |
| G Investment Management Limited | | 3,274,761 | 11.40 | |
| | CLYDESDALE BK NOMS LTD MGA | 1,300,000 | | |
| | CLYDESDALE BK NOMS LTD MGC | 300,000 | | |
| | PRUCLT HSBC GIS NOM(UK) PAC AC | 1,674,761 | | |
| G Limited | | 3,274,761 | 11.40 | |
| | CLYDESDALE BK NOMS LTD MGA | 1,300,000 | | |
| | CLYDESDALE BK NOMS LTD MGC | 300,000 | | |
| | PRUCLT HSBC GIS NOM(UK) PAC AC | 1,674,761 | | |

# Notifiable Position Report for 4IMPRINT GROUP ORD GBX38.461538

*as at* 19 December 2003

entage holdings are calculated using an issued share capital of 28,712,756 ORD GBX38.461538 shares

| Registered Holder | Holding | % |
|---|---|---|
| Prudential Assurance Company Limited | 1,674,761 | 5.83 |
| PRUCLT HSBC GIS NOM(UK) PAC AC | 1,674,761 | |

**End of Report**